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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                     January 25, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re:  Pioneer Series Trust X (File Nos. 333-89354; 811-21108)
         Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 41 to the Registration Statement on Form N-1A of Pioneer Series Trust X (the "Registrant"), with respect to Class T shares of Pioneer Fundamental Growth Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:


1.  Comment:   The Staff requested that the line item "Net Expenses" in the
               Fee Table be revised to read "Total Annual Fund Operating
               Expenses After Fee Waiver and Expense Reimbursement."

    Response:  The Registrant will revise the line item "Net Expenses" in the
               Fee Table to read "Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement."

2.  Comment:   The Staff noted that, based on publicly available information, the Fund appears to have significant allocations to the information technology and consumer discretionary sectors. The
               Staff requested that the Registrant add appropriate sector risk disclosures if these sector exposures are expected to persist over time.

    Response:  The Registrant notes that the disclosure in the "More on the
               Risks of Investing in the Fund," section of the Prospectus includes disclosure regarding the information technology and consumer discretionary sectors. The Registrant will revise the "Market Segment Risk" disclosure in the "Principal Risks" section of the Prospectus to address exposure to the information technology and consumer discretionary sectors. As revised, the disclosure in the "Principal Risks" section of the Prospectus will state:

               MARKET SEGMENT RISK. To the extent the fund emphasizes, from time to time, investments in a market segment, the fund will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation, than a fund without the same focus.

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               Industries in the technology segment, such as information
               technology, communications equipment, computer hardware and software, and office and scientific equipment, are generally subject to risks of rapidly evolving technology, short product lives, rates of corporate expenditures, falling prices and profits, competition from new market entrants, and general economic conditions.

               Industries in the consumer discretionary segment, such as consumer durables, hotels, restaurants, media, retailing and automobiles, may be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, and changes in demographics and consumer tastes.

3.  Comment:   The Staff noted that the Registrant includes extensive
               disclosure regarding the risks of investing in real estate securities and REITs in the "More on the Risks of Investing in the Fund" section of the Prospectus, however, the principal investment strategy disclosure does not address these types of investments to the same extent. The Staff requested that the Registrant consider re-locating the risk disclosure included in the "More on the Risks of Investing in the Fund" section of the Prospectus or revising the principal investment strategy disclosure to address the Fund's investment in real estate securities and REITs.

    Response:  The Registrant will re-locate the disclosure regarding the risks of investing in real estate securities and REITs in the "More on the Risks of Investing in the Fund" section of the Prospectus to the Statement of Additional Information.

4.  Comment:   The Staff requested that the Registrant update the disclosure under "Investment Adviser" relating to UniCredit S.p.A. as necessary.

    Response:  The Registrant will update the disclosure referenced by the
               Staff to reflect that UniCredit S.p.A. has announced that it has entered into a binding agreement for the sale of its Pioneer Investments business, which includes the Fund's investment adviser, to Amundi S.A.

5.  Comment:   The Staff requested that the Registrant confirm whether there will be any scheduled variations in or eliminations of sales loads for Class T shares and, if so, provide appropriate disclosure regarding such scheduled variations in or eliminations of sales loads. The Staff referred the Registrant to the 2016 IM Guidance Update regarding mutual fund fee structures.

    Response:  The Registrant confirms that the scheduled variations in sales loads for Class T shares are set forth on pages 38-39 of the Prospectus.

6.  Comment:   The Staff asked if there are any limitations on eligibility for
               Class T shares and, if so, to revise the "Share
               Class Eligibility" section accordingly.

    Response:  The Registrant will add disclosure under "Share
               Class Eligibility" to clarify that Class T shares are available only through a financial intermediary.

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   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617)
951-8760 with any questions.

                                                  Sincerely,

						  /s/ Jeremy Kantrowitz
                                                  --------------------
                                                  Jeremy Kantrowitz


cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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